Mail Stop 3561

July 6, 2007

Mr. Gordon G. Pratt
Chairman, President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, Connecticut 06032

Re: FMG Acquisition Corp.
**   Registration Statement on Form S-1**
**   Filed June 4, 2007**
**   File No. 333-143466**

Dear Mr. Pratt:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure on pages 33 and 93 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $33 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are

seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

2.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3.   Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.

4.   Please clarify throughout the document as appropriate the obligation of the company to bring a claim against Messrs. Pratt and Swets to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

5.   We note that each of the officers/directors of the company discloses a significant level of experience investing and/or engaged in insurance-related companies. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in venture capital, private equity, investment banking and/or companies involved in the insurance industry. In light of the ongoing nature of the involvement of the officers/directors with these firms, and the company's stated intent to focus on acquisition candidates in the insurance industry, please provide the following disclosure: (i) for each of the officers, directors and special advisors of the company, provide a listing of each entity with which a conflict of interest may or does exist, including, but not limited to, the companies identified on pages 70-72 affiliated with officers, directors, special advisors, consultants and insiders; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied.

Cover Page

6.   Please revise to disclose the 12 jurisdictions identified on page four and indicate
        that non-institutional investors may purchase your securities only if they reside
        within such jurisdictions.

7.   Also, please revise page four to address resales and your plans with respect to
        filing applications with states to register for resales.

Prospectus Summary, page 1

8.   Please clarify whether your business combination may result in less than a 100%
        ownership interest in the target business. If so, please clarify how the 80% of net
        assets test will be met in a transaction where you acquire less than a 100% interest
        in the target business or businesses. Explain how such a valuation would be
        calculated. In addition, please explain whether the company will acquire a
        controlling interest in the target business or businesses and whether such
        controlling interest may be less than a majority of the outstanding voting rights of
        an acquisition candidate.

9.   Also, clarify how and under what terms you may acquire a company through
        contractual arrangements or a purchase of assets that may not have historical
        operations or financial statements.

10.   We note the statement on page two that "there have been no communications or
        discussions …" Please revise to state, if true, that no such communications or
        discussions have occurred regardless of the capacity in which officers, directors,
        affiliates or others participated. Your revised disclosure should address the extent
        to which such persons communicated or discussed potential targets in their
        capacities as, for example, investors in private equity funds or other entities
        related to the potential target instead of in their capacities as affiliates of FMG.

11.   We note the reference on page two to an opinion from an independent investment
        banking firm. Please revise to state whether or not you anticipate that
        shareholders, in addition to the board of directors, will be entitled to rely on any
        such fairness opinion. If you anticipate that future disclosure may indicate that
        the investment banking firm takes the view that shareholders may not rely on the
        opinion, revise to address how you will consider such a view in deciding which
        investment banking firm to hire.

The Offering, page 4

12.   Please discuss whether the underwriter has the right to consent before the
        company can exercise their redemption right and if so, discuss in the appropriate
        section the conflicts of interest that result from such right.

Limited payment to insiders, page 9

13.   You disclose that you will not pay any fee or other cash payment to your insiders
        in connection with your activities leading up to, and including, your business
        combination. Please revise to clarify whether this statement is designed to
        encompass all forms of compensation – such as stock, options, etc.

14.   Please clarify whether there is any limit on the amount of expenses incident to the
        offering and identifying, investigating and consummating the business
        combination that may be reimbursed.

15.   Please revise the last bullet point on page nine to clarify the factors considered—
        and individuals involved—in determining that $7,500 is the appropriate amount
        for the services received. Address the extent to which the administrative services,
        office space, other services and their costs will be shared with other companies.

Liquidation if No Business Combination, page 11

16.   Please discuss (i) whether the company has any waiver agreements agreed to at
        this time and if so, from whom they have been obtained; and (ii) what debts, costs
        and expenses that will not be covered by the indemnity to be provided by certain
        insiders of the company.

Amended and Restated Certificate of Incorporation, page 13

17.   You state on page 14 that you will only consummate a transaction if shareholders
        vote both in favor of a transaction and in favor of your amendment to provide for
        perpetual existence. As you indicate on page 14 that the vote to amend your
        certificate of incorporation would require the majority of your shares outstanding,
        it appears that consummation of a transaction would require such a vote.
        However, you state earlier on page 10 under "Stockholders must approve business
        combination" that you will proceed with a business combination only if it is
        approved by a majority of the common stock voted. Please revise to reconcile the
        apparent inconsistency or advise.

Summary Financial Data, page 16

18.   Please revise the fourth paragraph to indicate the approximate dollar amount redeemed if 29.99% of the 4,500,000 shares are redeemed under the redemption rights.

Risks, page 15

19.   Please revise the risks on page 15 to consolidate similar risks and focus on significant risks. For example, it appears that the second to last bullet point should be included with the first or seventh bullet point. Also, the last bullet point describes the details of a risk that does not appear to be one of the more significant risks. In this regard, consider adding bullet points regarding (1) the lack of an audit committee, if true, and (2) the dozen states whose residents may purchase your securities.

20.   Please revise to explain the circumstances contemplated by the statement that "[w]e are not required to use all or any of the amount in the trust account for our initial business combination as long as we consummate an initial business combination with one or more target acquisitions with a fair market value equal to at least 80% of our net assets held in the trust account."

Risk Factors, page 17

21.   Your risk factor disclosure continues for 26 pages and includes 82 separately captioned risk factors. Your disclosure should be substantially revised to reduce repetition, eliminate disclosure of mitigating factors, avoid unnecessary details and remove overly speculative, immaterial and boilerplate risk factors applicable to any public company. Please note that the comments below identify specific, non-exclusive examples consistent with this comment. Please revise accordingly.

22.   Many of your risk factors repeat information from other risk factors. See, as non-exclusive examples, the following sets of risk factors that address the same risk: 20, 24 and 46; 22 and 36; 27 and 33; and 57 and 80. Please revise accordingly.

23.   Many of your risk factors include unnecessary details or repeat information from the Summary. Your risk factors should provide clear and concise disclosure up front; to the extent you must repeat information from the Summary or provide background information to explain the risk, you should briefly summarize the material. As non-exclusive examples, see risk factors 11, 44 and 60.

24.   Please revise to avoid mitigating language in your risk factors. As non-exclusive
        examples, see risk factors 2 and 5. Please revise accordingly.

25.   Please revise your risk factors to avoid disclosure of overly speculative and
        immaterial risks, such as risks that would more appropriately be included in the
        proxy statement proposing a transaction. Also, eliminate generic or overly
        speculative risk disclosure or revise to clearly and concisely explain how the risk
        specifically pertains to you or your offering. For example, see risk factors 3, 35,
        38, 39, 42, 53-55, 62-64, 70-71, 74, 79, 81-82.

26.   Please note that, as a general rule, a risk factor is probably too generic if it is
        readily transferable to other offering documents or describes circumstances or
        factual situations that are equally applicable to other similarly situated businesses.
        For example, the last three risk factors on page 34 are generic and should be
        revised, deleted or moved to another section of the prospectus as appropriate.
        Revise throughout this section as appropriate.

27.   In the first risk factor on page 32, "[i]f we are deemed to be an investment
        company …," please revise to explain why the company could be deemed an
        investment company.

Use of Proceeds, page 46

28.   Please revise the reference on page 48 regarding estimated fees and expenses to
        clarify the basis for this belief, especially in the event of a proposed target
        business "that has a fair market value significantly in excess of 80% of [your] net
        assets held in the trust account," as disclosed on page two.

Dilution, page 50

29.   We note that your dilution presentation assigns no value to the warrants that you
        have, or will have, outstanding following the offering. Please clarify to the
        investor that his actual dilution may be significantly higher as a result of the
        exercise of warrants.

Proposed Business, page 56

30.   We note the discussion of your insiders' experience with mergers and
        acquisitions. Please revise to quantify the number of transactions in which
        Messrs. Pratt and Swets undertook the lead role in all of the following aspects of
        the transaction: identifying the target, structuring and negotiating the transaction,
        conducting due diligence, and overseeing the completion of the transaction.
        Indicate, if true, that such transactions were valued at least at approximately $33
        million, or disclose that management has no such experience.

Conversion Rights, page 61

31.   Please disclose the specific conversion procedures that shareholders will have to
        follow in order to convert their shares. Disclose whether you will require
        shareholders to tender their shares prior to the shareholder meeting. We may have
        further comment.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 52

32.   Please provide a separate subheading for your disclosure responsive to Item
        303(a)(1) and (2).

33.   Please revise to separately identify the categories of expected fees and expenses
        and provide approximate, quantified disclosure for those categories assuming you
        take the maximum amount of time, propose a transaction but ultimately liquidate.
        Your discussion should compare the total amount compared to the anticipated
        funds available outside of the trust. Your anticipated fees and expenses should
        separately take into account due diligence; legal; financial advisory; accounting;
        down payment; lock-up or similar fees; secretarial; general and administrative;
        reimbursements to officers, special advisors, consultants and others; proxy
        solicitation; fees related to liquidation and distribution of fund assets to
        shareholders; and reserve accounts for the payment of potential obligations to
        third parties after liquidation.

Proposed Business, page 55

We have not identified a target acquisition, page 57

34.   We note the statement on page 57 that, "[n]one of our officers, directors,
        promoters and other affiliates is currently engaged in discussion on our behalf
        …." Please disclose whether this also includes special advisors, employees of
        affiliates, consultants and others. Please confirm, if true, that there have been no
        previous discussions.

Opportunity for Stockholder Approval of Business Combination, page 60

35.   You state "[i]n connection with the stockholder vote required to approve any
        business combination, our existing stockholders have agreed to vote all of their
        shares of common stock owned by them prior to this offering in accordance with a
        majority of the public stockholders who vote at the special or annual meeting
        called for the purpose of approving a business combination." Please expand upon
        this statement. Explain whether it means the existing shareholders will vote their
        shares in the same proportion as the vote by the public shareholders; or that the
        existing shareholders will vote the entirety of their shares either for or against a
        business combination, as determined by the totality of the public shareholder vote;
        or whether it means something else.

Liquidation if no Business Combination, page 61

36.   On page 62, you state that the trust account could become subject to the claims of
        creditors, which "could" be prior to the claims of public stockholders. Please
        explain when the claims of the public stockholders would be prior to the claims of
        creditors of the company.

Management, page 70

Directors and Executive Officers, page 70

37.   Please provide more details on the business experience of your management. For
        example, as a general matter, the disclosure should provide the following for each
        principal occupation or employment held by management within the last five
        years, or any longer time period that you voluntarily cover: the name and specific
        duties of each position; the entity with which the position was held; the business
        activities of the entity; and the beginning and ending dates of each position by
        month and year.

Special Advisor, page 72

38.   Please clarify the duties, if any, the special advisor will owe the company and its shareholders. Also revise to clarify how the restrictive terms of your offering – such as those regarding conflicts of interest – will apply to the special advisor. In addition, please disclose the principal terms of all related agreements between the company or its affiliate(s) and any special advisor or his affiliate(s), and file such agreements as exhibits.

39.   Please revise to state whether you have an audit committee. To the extent you do not have one or do not anticipate forming one prior to engaging in a business transaction, consider adding a risk factor addressing the lack of an audit committee.

Description of Securities, page 79

40.   On page 62 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." Please revise to the extent necessary to summarize all of the material provisions of the warrants as well as your units and common stock, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

U.S. Federal Income Tax Considerations, page 87

41.   Please tell us whether you received a tax opinion. The statements that stockholders "generally should qualify for capital gain treatment" and that stockholders "will not incur tax on a distribution in excess of [your] current and accumulated earnings and profits" appear to be material tax-related statements that the company is not qualified to make. We may have further comment.

Exhibits

42.   Please file the revolving credit agreement with your affiliate.

43.   Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq. (*by facsimile*)
        212-370-7889